                                                                  EXHIBIT (d)(4)

                           Dimension Data Holdings plc
                             Oval 1 Meadowbrook Lane
                            Epsom Downs, Sandton 2125
                                  South Africa

May 11, 2001

Raul J. Fernandez
c/o Proxicom, Inc.
11600 Sunrise Valley Drive
Reston, VA 20191

Dear Raul:

                  As an inducement for our execution of the Agreement and Plan of Merger among Proxicom, Inc. ("Proxicom"), Dimension Data Holdings plc ("Parent") and a subsidiary of Parent (as may be amended, the "MERGER AGREEMENT", and the transactions contemplated thereunder, the "ACQUISITION"), you agree to contribute an amount equal to 25% of the cash proceeds to be received by you in connection with the Acquisition, on an after-tax basis (using an assumed marginal combined federal, state and local tax rate of 40%) (the "Lock-Up Amount") on the date the Acquisition is completed (the "EFFECTIVE TIME") toward the following lock-up arrangement:

                  Stock. Immediately after the Effective Time, you will purchase
                  -----
Parent ordinary shares with an amount equal to one-half of the Lock-Up Amount (such purchased shares, the "PURCHASED SHARES") on the open market during the 10-day trading period beginning on the day after the completion of the Acquisition. You will execute a stock power relating to these Purchased Shares and will permit Parent to hold these Purchased Shares, together with the executed stock power, on your behalf. Any certificates representing these Purchased Shares, or any substitutions therefor, will bear a legend substantially to the following effect:

                  "THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY ONLY BE OFFERED, PLEDGED, SOLD, LENT OR OTHERWISE TRANSFERRED OR DISPOSED OF IN ACCORDANCE WITH THE TERMS OF A LETTER DATED MAY 11, 2001 BETWEEN RAUL J. FERNANDEZ AND DIMENSION DATA HOLDINGS PLC, A COPY OF WHICH LETTER IS ON FILE AT THE PRINCIPAL OFFICES OF DIMENSION DATA HOLDINGS PLC."

                  In addition to any restrictions that may be applicable to you under federal or state laws or Parent's insider trading policy, for 24 months after the Effective Time (subject to the next succeeding paragraph), you will not (x) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any Purchased Shares; or (y) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of your Purchased Shares, whether any such transaction described in clause (x) or this clause (y) is to be settled by delivery of your Purchased Shares or such other securities, in cash or otherwise.

                  The Purchased Shares, together with any executed stock power, will be released to you in two equal installments on the first and second anniversaries of the Effective Time, and any legend as required above will be removed with respect to the shares so released. In addition, if at any time during the 24-month period following the Effective Time, there is a "change of control of Parent" (as defined below), then the Purchased Shares not previously distributed to you will be released to you.

                  Notwithstanding this lock-up, you will have all of the rights of a stockholder, including the right to vote the Purchased Shares and the right to receive dividends on the Purchased Shares. Any dividends paid on the Purchased Shares will be automatically reinvested in additional Parent ordinary shares, which will be subject to the same terms as applied to the Purchased Shares.

                  Cash. At the Effective Time, you will deposit an amount equal
                  ----
to one-half of the Lock-Up Amount in escrow pursuant to an escrow agreement to be mutually agreed upon.

                  On the first anniversary of the Effective Time (provided you are employed by Parent (or Proxicom) at such time), 50% of the amount then held in escrow (including any interest and profits earned on the escrowed cash) will be released to you. On the second anniversary of the Effective Time (provided you are employed by Parent (or Proxicom) at such time), the balance of the amount then held in escrow (including any interest and profits earned on the escrowed cash) will be released to you. If you voluntarily quit your employment with Parent (or Proxicom) (other than for "good reason", as defined in that certain Employment Agreement among Parent, Proxicom and you, dated the date hereof (the "EMPLOYMENT AGREEMENT") or your employment with Parent (or Proxicom) is terminated for "cause", as defined in the Employment Agreement, in either case during the 24-month period following the Effective Time, then you will forfeit to Parent the escrowed cash not previously distributed to you (including any interests and profits earned on the escrowed cash) without any consideration. If, at any time during the 24-month period following the Effective Time, there is a "change in control of Parent" (as defined below), you die or become disabled (i.e., you become entitled to long-term disability benefits in accordance with Parent's long-term disability plan, as it may be in effect from time to time), or your employment with Parent (or Proxicom) is terminated without "cause" or you terminate your employment for "good reason", then the escrowed cash not previously distributed to you (including any interests and profits earned on the escrowed cash) will be released to you. For purposes hereof, "change in control of Parent" shall mean the acquisition by any person or persons acting as a group (other than Parent, any subsidiary of Parent or any employee benefit plan of Parent or its subsidiaries) of more than 50% of the voting power of all of Parent's outstanding securities or a sale of all or substantially all the assets of Parent.

                  You will be responsible for paying any taxes for which you become liable as a result of any dividends paid on the Purchased Shares or any interests and profits earned on the escrowed cash.

                  If the Acquisition is not completed, then this letter will automatically terminate and will have no further force or effect.

                                   Sincerely,

                                   DIMENSION DATA HOLDINGS PLC

                                   By: /s/ P.K. Quarmby
                                      ---------------------------
                                      Name: P.K. Quarmby
                                      Title: Director

ACCEPTED: /s/ Raul J. Fernandez
         ------------------------
         Raul J. Fernandez

                                       3